Exhibit (d)(xi)
Contractual Management Fee Waiver and
Expense Reimbursement Agreement
     AGREEMENT made as of the 16th day of November, 2010 by and between GAMCO Global Series Funds, Inc. (the “Company”) on behalf of The GAMCO Global Opportunity Fund (the “Fund”), a series of the Company, and Gabelli Funds, LLC (the “Adviser”).
     With respect to the Fund, the Adviser hereby agrees to waive management fees and/or reimburse expenses to the extent necessary to maintain the Fund’s Total Annual Operating Expenses (excluding brokerage costs, acquired fund fees and expenses, interest, taxes, and extraordinary expenses) at no more than 2.00% for Class AAA Shares, 2.00% for Class A Shares, 2.75% for Class B Shares and 2.75% for Class C Shares and 1.75% for Class I Shares of the average daily net assets of the Fund.
     This Agreement shall be in effect until May 1, 2012 and is renewable for an additional one-year period upon the written agreement of the parties hereto.
     IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first written above.

GABELLI GLOBAL SERIES FUNDS, INC.		GABELLI FUNDS, LLC
on behalf of
THE GABELLI GLOBAL OPPORTUNITY FUND

By:	/s/ Agnes Mullady	By:	/s/ Bruce N. Alpert

Attest:	/s/ Bruce N. Alpert	Attest:	/s/ Agnes Mullady